TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold to Announce Second Quarter Financial and Operating Results on August 2, 2023

July 19, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will announce its unaudited financial and operating results for the three and six months ended June 30, 2023 on Wednesday, August 2, 2023, after market close. Equinox Gold will host a live conference call and webcast to discuss the results the following morning on Thursday, August 3, 2023, commencing at 4:00 am PT (7:00 am ET).

Conference call

Toll-free in U.S. and Canada: 1-800-319-4610

International callers: +1 604-638-5340

Webcast

www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until February 3, 2024.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com